EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

FOR SEPTEMBER 19, 2002

SODEXHO ALLIANCE, SA

(Exact name of registrant as specified in its charter)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

PRESS RELEASE... PRESS RELEASE... PRESS RELEASE... PRESS RELEASE...

Paris, France – September 19th , 2002

Sodexho
ALLIANCE
Food and Management Services

PRESS RELEASE

The Board of Directors of Sodexho Alliance met on September 17 under the chairmanship of Pierre Bellon to examine the provisional accounts for fiscal year 2001/2002, which ended August 31, 2002, and to finalize budget objectives for fiscal year 2002/2003.

Revenues increased by roughly 5% in fiscal year 2001/2002, with organic growth of less than 2% and a negative exchange rate effect of approximately 3%. We estimate that our EBITA margin will be slightly more than 4%, instead of the previously announced 4.7%. Despite savings in interest expense and the booking of net exceptional income, the objective for Group net income after amortization of goodwill will not be met. Based on what we know today, Group net income should total between 180 and 190 million euros. The shortfall is caused to a certain extent by the unfavorable exchange rate effect, but primarily by a rapid deterioration of profitability in the United Kingdom.

Sodexho in the UK & Ireland

After becoming aware of the problems at Sodexho Land Technology, our grounds maintenance subsidiary, we changed the Sodexho management team in the United Kingdom in April 2002. In addition, we have continued to examine the UK's accounts and have called in an independent expert to strengthen our analysis and internal audit process.

Press Relations : Clodine Pincemin
Tél : + 33 (1) 30 85 72 14– Fax : + 33 (1) 30 85 52 32
E-mail: clòdine.pincemin@sodexhoalliance.com
Investors Relations : Siân Herbert-Jones
Tél : + 33 (1) 30 85 76 54 – Fax : +33 (1) 30 85 50 88
E-mail : Sian.HERBERT-JONES@sodexhoalliance.com

Albert George, Directeur Général Délégué, Siân Herbert-Jones, Chief Financial Officer of Sodexho Alliance, and Mark Shipman, the new Chief Executive of Sodexho in the UK & Ireland, have been able to get a clear understanding of the situation very quickly. We have found serious errors of management as well as accounting anomalies. The impact of these management errors has been more serious and sudden because they have occurred in a difficult economic environment. In addition, our statutory auditors in the UK have not been sufficiently vigilant.

At constant exchange rates, the situation is as follows:

Sodexho UK & Ireland

	Actual 2000/2001	Provisional 2001/2002	Objective 2002/2003
Revenues	€1,732 m	€1,664 m	€1,640 m
Total growth		- 4%	- 1%
Organic growth		- 1%	+ 2.5%
EBITA margin	5.9%	0	2.5%

"In cooperation with Mark Shipman and his team, I have finalized a detailed action plan for the United Kingdom and the recovery is underway," said Albert George, Directeur Général Délégué. "Returning to a satisfactory EBITA margin is our top priority for the next two or three fiscal years. This will involve in-depth programs to make our contracts more profitable, to train and motivate our teams, to tighten onsite management of food and personnel costs, and to reduce support functions overheads. As a result, we forecast 2.5% organic growth in revenues for fiscal 2002/2003 and an EBITA margin of 2.5% in the United Kingdom.

Press Relations : Clodine Pincemin
Tél : + 33 (1) 30 85 72 14– Fax : + 33 (1) 30 85 52 32
E-mail: clodine.pincemin@sodexhoalliance.com
Investors Relations : Siân Herbert-Jones
Tél : + 33 (1) 30 85 76 54 – Fax : +33 (1) 30 85 50 88
E-mail : Sian.HERBERT-JONES@sodexhoalliance.com

In fiscal 2001/2002, the remaining businesses within the Group reported strong performances in line with previously announced objectives:

- EBITA levels in the United States have been maintained despite the recession.
- A sharp increase in earnings from Food and Management Services in France and from Service Vouchers and Cards worldwide.

A major reduction in start-up losses in new country markets, which will drive our future growth.

Excluding the United Kingdom, we would have exceeded our objectives:

	Provisional estimates 2001/2002	
	Group	Excluding the UK
Organic growth in revenues	< 2%	2.4%
EBITA margin	> 4%	4.6%

Fiscal year 2001/2002 in the United Kingdom will be seen as an accident in Sodexho's development. It has set our long-term objectives back by one year.

Despite continuing sluggishness in the global economy, we expect consolidated revenues to grow by an organic 5-6% in fiscal year 2002/2003, roughly three times faster than in fiscal 2001/2002. We are therefore gradually returning to the rate of organic revenue growth enjoyed in earlier years. We have also set targets of 4.7% for EBITA margin and of 210 million euros for Group net income.

In the United States, the new fiscal year is off to a good start, with important new contracts in Business and Industry, including MetLife ($50 million a year), and the start-up of contracts with the US Marine Corps ($87 million a year). We forecast organic revenue growth of over 5% and a more than 10% increase in EBITA.

Press Relations : Clodine Pincemin
Tél : + 33 (1) 30 85 72 14– Fax : + 33 (1) 30 85 52 32
E-mail: clodine.pincemin@sodexhoalliance.com
Investors Relations : Siân Herbert-Jones
Tél : + 33 (1) 30 85 76 54 – Fax : +33 (1) 30 85 50 88
E-mail : Sian.HERBERT-JONES@sodexhoalliance.com

PRESS RELEASE... PRESS RELEASE... PRESS RELEASE... PRESS RELEASE...

In France, we expect to see organic revenue growth of around 5%, on a par with previous years, and an increase in EBITA of more than 10%.

In Continental Europe, organic revenue growth is expected to reach roughly 7%, thanks to steady growth in Italy and the Netherlands and strong development in the Scandinavian countries. EBITA should increase by more than 10%

Our **Service Vouchers and Cards** business will continue to enjoy double-digit revenue growth and, as in the past, a more than 20% increase in EBITA.

Pierre Bellon SAID : "Our medium-term outlook is good :

- The potential for growth in food services, multi-services, and service vouchers and cards is considerable, totaling roughly 380 billion euros. Already for fiscal 2002/2003, our organic revenue growth target is 5 to 6%, even with forecast growth of 2.5% in the United Kingdom.

- With operations in 74 countries, our extensive global network enables us to serve clients wherever they are located around the world. In addition, we enjoy highly favorable procurement terms with our suppliers, who are themselves multinational companies.
- Our business model is excellent. It generates cash that enables us to finance our growth and to ensure shareholders of regular dividend increases.

Because of these three strengths, we are very confident in Sodexho's future"

Press Relations : Clodine Pincemin
Tél : + 33 (1) 30 85 72 14– Fax : + 33 (1) 30 85 52 32
E-mail: clodine.pincemin@sodexhoalliance.com
Investors Relations : Siân Herbert-Jones
Tél : + 33 (1) 30 85 76 54 – Fax : +33 (1) 30 85 50 88
E-mail : Sian.HERBERT-JONES@sodexhoalliance.com

A conference call will be held on Thursday, September 19 from 8:30 a.m. to 10:00 a.m. Paris time to answer questions concerning the information in this press release. To connect to the conference call, dial + 33 1 72 28 08 88.

About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 314,000 employees on 24,300 sites in 72 countries, Sodexho Alliance reported consolidated sales of 11.9 billion euros for the fiscal year that ended on August 31, 2001. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 5.5 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place under reliance on our forward-looking statements.

Press Relations : Clodine Pincemin
Tél : + 33 (1) 30 85 72 14– Fax : + 33 (1) 30 85 52 32
E-mail: clodine.pincemin@sodexhoalliance.com
Investors Relations : Siân Herbert-Jones
Tél : + 33 (1) 30 85 76 54 – Fax : +33 (1) 30 85 50 88
E-mail : Sian.HERBERT-JONES@sodexhoalliance.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sodexho Alliance, SA

Date: September 19, 2002

By: ______________________

Name: Siân Herbert-Jones
Title: Chief Financial Officer